Shareholder Meeting Results for the Apollo Senior Floating Rate
Fund ("AFT")

      On May 13, 2014, AFT held its Annual Meeting of
Shareholders for the purpose of electing Directors of AFT. The proposal was approved by AFT's shareholders and the results of the voting are as follows:

Name                           For                          Withheld
Robert L. Borden*              1,534                            0
Carl J.
Rickertsen**              10,884,783.349                  170,338.061

*Elected by the holders of AFT's Preferred Stock only.
**Elected by the holders of AFT's Common Stock and Preferred
Stock, voting together as a single class.

      Barry Cohen, Glenn N. Marchak, Todd J. Slotkin and Elliot
Stein, Jr. continue to serve in their capacities as Directors of AFT.